August 26, 2005
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jeffrey P. Riedler
Mr. Gregory S. Belliston
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:   Connetics Corporation Registration Statement on Form S-1 (File No. 333-125982) — Acceleration Request
Dear Messrs. Riedler and Belliston:
     Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Connetics Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-125982) (the “Registration Statement”), relating to the registration of $200,000,000 principal amount of the Company’s 2.00% Convertible Senior Notes due March 30, 2015, so that the Registration Statement may be declared effective at 4:00 p.m., E.S.T., on August 30, 2005, or as early as practicable thereafter.
     We request that we be notified of such effectiveness by a telephone call to Celeste Greene at (415) 984-6460, and that such effectiveness also be confirmed in writing. Thank you.

Very truly yours, CONNETICS CORPORATION
By:	/s/ Katrina J. Church
Name: Katrina J. Church Title: General Counsel
cc: Celeste E. Greene, Esq.